Mail Stop 4561

      February 24, 2006



Mr. Winston Johnson
Chief Executive Officer and Chief Financial Officer
Winsonic Digital Media Group, Ltd.
260 Peachtree Street, Suite 2200
Atlanta, GA  30303

Re:	Winsonic Digital Media Group, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed August 29, 2005
      Amendment No. 3 to the above referenced Form 10-KSB
      Filed February 21, 2006
      File No. 0-32231

Dear Mr. Johnson:

      We have reviewed your third response letter dated February
10,
2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Form 10-KSB for the fiscal year ended December
31,
2004

Financial Statements

Report of Independent Registered Public Accounting Firm

De Joya & Company

1. We note your response to prior comment 1 in your letter dated January 23, 2006. In that response, you indicated that revisions would be made to both the scope and opinion paragraphs to indicate part of the audit was performed by another accountant. It appears to us that such revisions have not been made. Please advise or revise in an amended filing on Form 10-KSB.

2. We do not understand why De Joya & Company has not updated its audit opinion in light of the material changes made to the 2004 financial statements. Please advise or revise as corrections of errors involving accounting principles affect consistency in the financial statements and typically will require an explanatory paragraph in the auditor`s report. Further, please advise us of the considerations made toward dual dating the audit opinion as the restatement has taken place subsequent to the August 16, 2005 report date.

General

3. Please label the revised 2004 audited financial statements as restated and provide disclosure in your footnotes to discuss the nature of the restatement and other required disclosures under paragraph 17 of SFAS 154. Additionally, please label the revised financial information for the period from inception to December 31,
2004 as restated.

Organization and Purpose, page F-5

4. We note your response to prior comment 2 in your letter dated January 23, 2006 in which you have indicated that you would be recasting a total of 31,956,138 shares as outstanding for all periods from September 10, 2002 (inception date). Additionally, we note your disclosure that all shares [associated with the reverse acquisition transaction] have been presented as if the acquisition had occurred at the date of inception. It appears that your presentation in the statements of stockholders` deficit is not consistent with such disclosure and the above mentioned prior response. Please advise or revise.

5. Your disclosure indicates that warrants were issued and we note that you have recorded $820,000 of warrants within stockholders` deficit on the balance sheet. Even if you have concluded that these warrants do not meet the definition of a derivative under SFAS 133, these warrants, just like the warrants that you have already accounted for as liabilities, appear to have been tainted by the embedded conversion feature on your convertible debentures as you no longer appear to be in control of whether or not enough authorized and unissued shares will be available to satisfy your potential commitments under the warrant agreement. Therefore, it appears that these warrants should be accounted for as liabilities at fair value with changes in fair value to be recorded in earnings (similar to a derivative under SFAS 133). Please advise.



Other Comprehensive Income, page F-8

6. We note your policy of recording adjustments to the value of your conversion option embedded derivatives and your warrant liabilities to other comprehensive income. We do not agree with this accounting treatment as it does not appear that you have established your embedded conversion feature to be a cash flow hedge. Please revise your financial statements and the notes thereto to account for changes in the value of conversion option embedded derivatives and warrant liabilities within the statements of operations.
Reference
is made to paragraph 18a of SFAS 133.

Exhibits 31 and 32

7. In an amended filing, please include certifications which are to be dated as of the date of the filing. Additionally, please give indication that the certifications have been appropriately signed. Reference is made to Rule 302 of Regulation S-T.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Winston Johnson
Winsonic Digital Media Group, Ltd.
February 24, 2006
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